

October 6, 2014

Via E-Mail
João Vale de Almeida
Head of Delegation of the
European Union to the United States
2175 K Street, N.W.
Washington, DC 20037-1831

> **Re:** **European Investment Bank**
> **Amendment No. 1 to Registration Statement under Schedule B**
> **Filed October 3, 2014**
> **File No. 333-198097**

Dear Mr. Vale de Almeida:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Exhibit H

1. We note that you have filed counsel's opinion as Exhibit H, but you have not filed an executed legal opinion relating to matters other than the laws of the State of New York and the Federal laws of the United States of America. Please file an executed legal opinion that opines on matters governed by the Treaty, the Statute and the laws of the Member States as defined in Exhibit E. Finally, confirm that you will file legal opinions related to each debt takedown.

2. Please state in Exhibit H or in a separate tax opinion that the disclosure in the registration statement is counsel's opinion. Because it appears that you will not provide a long-form

João Vale de Almeida
European Investment Bank
October 6, 2014
Page 2

tax opinion that sets forth the matters on which counsel has opined, please revise the disclosure in the Taxation section to state that it is the opinion of counsel and remove any characterizations of that section as a summary.

<u>Closing Comment</u>

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Philip J. Boeckman
       Cravath, Swaine & Moore LLP